Exhibit 99.1

Zhihu Inc. Reports Unaudited Second Quarter 2025 Financial Results

BEIJING, China, August 27, 2025 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Highlights

●	Total revenues were RMB716.9 million (US$100.1 million) in the second quarter of 2025, compared with RMB933.8 million in the same period of 2024.

●	Gross margin expanded to 62.5% in the second quarter of 2025 from 59.6% in the same period of 2024.

●	Net income was RMB72.5 million (US$10.1 million) in the second quarter of 2025, compared with a net loss of RMB80.6 million in the same period of 2024.

●	Adjusted net income (non-GAAP)[1] was RMB91.3 million (US$12.8 million) in the second quarter of 2025, compared with an adjusted net loss of RMB44.6 million in the same period of 2024.

●	Average monthly subscribing members[2] were 13.2 million in the second quarter of 2025.

“We achieved our third consecutive quarter of non-GAAP profitability,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “This reflects the continued effectiveness of our refined operational strategies and the efficiency improvements driven by AI integration. Our community remains vibrant, with a stable user base and notable improvements in DAU time spent, core user retention, and creator activity. AI is now deeply embedded in our product experience, enhancing value for both users and creators. Zhihu has also been a key platform for AI-related content, product launches, and expert engagement. We believe the synergy arising from high-quality content, trusted creators, and AI capabilities will sharpen our differentiation and deliver significant long-term competitive advantages.”

Mr. Han Wang, chief financial officer of Zhihu, added, “In the second quarter, we achieved a non-GAAP net income of RMB91.3 million, compared with a non-GAAP net loss of RMB44.6 million in the same period last year. Gross margin improved by approximately 3 percentage points year-over-year to 62.5%. These results reflect the ongoing improvements to our cost structure and operating efficiency, supported by AI-driven productivity gains. We remain focused on disciplined execution and sustainable monetization to drive long-term growth.”

Second Quarter 2025 Financial Results

Total revenues were RMB716.9 million (US$100.1 million) in the second quarter of 2025, compared with RMB933.8 million in the same period of 2024.

Marketing services revenue was RMB222.8 million (US$31.1 million), compared with RMB344.0 million in the same period of 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB402.0 million (US$56.1 million), compared with RMB432.7 million in the same period of 2024. The slight decrease was primarily due to a decline in the number of our average monthly subscribing members.

Vocational training revenue was RMB62.1 million (US$8.7 million), compared with RMB133.6 million in the same period of 2024. The decrease was primarily due to the strategic refinement of our businesses.

Other revenues increased by 27.6% to RMB30.0 million (US$4.2 million) from RMB23.5 million in the same period of 2024.

Cost of revenues decreased by 28.8% to RMB268.7 million (US$37.5 million) from RMB377.3 million in the same period of 2024. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues, a decrease in personnel-related expenses and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

Gross profit was RMB448.2 million (US$62.6 million), compared with RMB556.5 million in the same period of 2024. Gross margin expanded to 62.5% from 59.6% in the same period of 2024, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Total operating expenses decreased by 27.2% to RMB539.2 million (US$75.3 million) from RMB740.4 million in the same period of 2024.

Selling and marketing expenses decreased by 21.8% to RMB326.3 million (US$45.5 million) from RMB417.0 million in the same period of 2024. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 30.4% to RMB145.7 million (US$20.3 million) from RMB209.3 million in the same period of 2024. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses decreased by 41.1% to RMB67.3 million (US$9.4 million) from RMB114.1 million in the same period of 2024. The decrease was primarily attributable to a decline in the allowance for expected credit losses on trade receivables and lower share-based compensation expenses.

Loss from operations narrowed by 50.5% to RMB91.0 million (US$12.7 million) from RMB183.9 million in the same period of 2024.

Adjusted loss from operations (non-GAAP)[1] narrowed by 51.4% to RMB71.5 million (US$10.0 million) from RMB147.1 million in the same period of 2024.

Investment income was RMB140.8 million (US$19.7 million), compared with RMB21.8 million in the same period of 2024. The increase was primarily attributable to unrealized gains as a result of re-measuring the fair value of our investment in a privately held company associated with an observable price change in the second quarter of 2025.

Net income was RMB72.5 million (US$10.1 million) in the second quarter of 2025, compared with a net loss of RMB80.6 million in the same period of 2024.

Adjusted net income (non-GAAP)[1] was RMB91.3 million (US$12.8 million) in the second quarter of 2025, compared with an adjusted net loss of RMB44.6 million in the same period of 2024.

Diluted net income per American depositary share (“ADS”) was RMB0.88 (US$0.12), compared with a diluted net loss per ADS of RMB0.89 in the same period of 2024.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of June 30, 2025, the Company had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,820.8 million (US$673.0 million), compared with RMB4,859.0 million as of December 31, 2024.

Share Repurchase Programs

As of June 30, 2025, the Company had repurchased 31.1 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) for a total price of US$66.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing share repurchase programs.

[1] Adjusted income/(loss) from operations and adjusted net income/(loss) are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Conference Call

The Company's management will host a conference call at 7:00 A.M. U.S. Eastern Time on Wednesday, August 27, 2025 (7:00 P.M. Beijing/Hong Kong Time on Wednesday, August 27, 2025) to discuss the results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers and a unique access PIN which can be used to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI9225ac7d5dd24ef5919b95e9966af176

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income/(loss) from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as they help the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from or as a substitute for analysis of our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.1636 to US$1.00, the exchange rate in effect as of June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.

Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	343,979	196,959	222,778	31,099	674,521	419,737	58,593
Paid membership	432,652	417,874	401,974	56,113	882,376	819,848	114,446
Vocational training	133,633	94,531	62,100	8,669	279,069	156,631	21,865
Others	23,546	20,301	30,042	4,194	58,707	50,343	7,028
Total revenues	933,810	729,665	716,894	100,075	1,894,673	1,446,559	201,932
Cost of revenues	(377,266)	(278,561)	(268,711)	(37,511)	(794,650)	(547,272)	(76,396)
Gross profit	556,544	451,104	448,183	62,564	1,100,023	899,287	125,536

Selling and marketing expenses	(416,985)	(320,632)	(326,255)	(45,543)	(894,939)	(646,887)	(90,302)
Research and development expenses	(209,323)	(141,866)	(145,683)	(20,337)	(406,679)	(287,549)	(40,140)
General and administrative expenses	(114,107)	(41,209)	(67,251)	(9,388)	(207,024)	(108,460)	(15,140)
Total operating expenses	(740,415)	(503,707)	(539,189)	(75,268)	(1,508,642)	(1,042,896)	(145,582)

Loss from operations	(183,871)	(52,603)	(91,006)	(12,704)	(408,619)	(143,609)	(20,046)

Other income/(expenses):
Investment income	21,811	19,349	140,836	19,660	38,713	160,185	22,361
Interest income	26,754	20,610	20,247	2,826	57,517	40,857	5,703
Fair value change of financial instruments	31,412	-	-	-	40,820	-	-
Exchange gains/(losses)	289	(96)	(38)	(5)	409	(134)	(19)
Others, net	15,947	2,399	31,120	4,344	18,990	33,519	4,679

(Loss)/Income before income tax	(87,658)	(10,341)	101,159	14,121	(252,170)	90,818	12,678
Income tax benefits/(expenses)	7,063	233	(28,679)	(4,003)	5,779	(28,446)	(3,971)
Net (loss)/income	(80,595)	(10,108)	72,480	10,118	(246,391)	62,372	8,707
Net (income)/loss attributable to noncontrolling interests	(2,144)	14	2	-	(1,194)	16	2
Net (loss)/income attributable to Zhihu Inc.’s shareholders	(82,739)	(10,094)	72,482	10,118	(247,585)	62,388	8,709

Net (loss)/income per share
Basic	(0.30)	(0.04)	0.30	0.04	(0.88)	0.26	0.04
Diluted	(0.30)	(0.04)	0.29	0.04	(0.88)	0.25	0.04

Net (loss)/income per ADS (One ADS represents three Class A ordinary shares)
Basic	(0.89)	(0.12)	0.90	0.13	(2.65)	0.77	0.11
Diluted	(0.89)	(0.12)	0.88	0.12	(2.65)	0.76	0.11

Weighted average number of ordinary shares outstanding
Basic	279,241,647	244,504,405	240,762,092	240,762,092	280,403,026	242,622,911	242,622,911
Diluted	279,241,647	244,504,405	245,755,672	245,755,672	280,403,026	247,329,829	247,329,829

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	750	(872)	10	1	3,247	(862)	(121)
Selling and marketing expenses	(6,063)	262	(294)	(41)	(2,791)	(32)	(4)
Research and development expenses	4,439	(599)	(870)	(121)	8,119	(1,469)	(205)
General and administrative expenses	33,515	15,367	17,124	2,390	49,878	32,491	4,536

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,999,160	3,198,537	446,499
Term deposits	320,088	599,602	83,701
Short-term investments	538,816	811,783	113,321
Restricted cash	900	900	126
Trade receivables	420,636	356,687	49,792
Amounts due from related parties	41,588	20,857	2,912
Prepayments and other current assets	163,446	137,471	19,190
Total current assets	5,484,634	5,125,837	715,541
Non-current assets:
Property and equipment, net	8,490	6,861	958
Intangible assets, net	54,534	47,361	6,611
Goodwill	126,344	126,344	17,637
Long-term investments, net	51,176	165,366	23,084
Term deposits	-	210,000	29,315
Right-of-use assets	7,151	56,560	7,895
Other non-current assets	623	8,203	1,145
Total non-current assets	248,318	620,695	86,645
Total assets	5,732,952	5,746,532	802,186
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	835,688	756,409	105,591
Salary and welfare payables	275,260	166,906	23,299
Taxes payables	22,081	19,085	2,664
Contract liabilities	235,539	204,843	28,595
Amounts due to related parties	6,825	5,489	766
Short term lease liabilities	17,308	40,942	5,715
Short-term borrowings	-	161,295	22,516
Other current liabilities	131,955	118,328	16,518
Total current liabilities	1,524,656	1,473,297	205,664
Non-current liabilities
Long term lease liabilities	1,823	27,348	3,818
Deferred tax liabilities	6,830	34,734	4,849
Other non-current liabilities	3,957	3,605	503
Total non-current liabilities	12,610	65,687	9,170
Total liabilities	1,537,266	1,538,984	214,834

Total Zhihu Inc.’s shareholders’ equity	4,136,123	4,141,195	578,089
Noncontrolling interests	59,563	66,353	9,263
Total shareholders’ equity	4,195,686	4,207,548	587,352

Total liabilities and shareholders’ equity	5,732,952	5,746,532	802,186

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025		June 30, 2024	June 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(183,871)	(52,603)	(91,006)	(12,704)	(408,619)	(143,609)	(20,046)
Add:
Share-based compensation expenses	32,641	14,158	15,970	2,229	58,453	30,128	4,206
Amortization of intangible assets resulting from business acquisitions	4,115	3,490	3,490	487	9,480	6,980	974
Adjusted loss from operations	(147,115)	(34,955)	(71,546)	(9,988)	(340,686)	(106,501)	(14,866)

Net (loss)/income	(80,595)	(10,108)	72,480	10,118	(246,391)	62,372	8,707
Add:
Share-based compensation expenses	32,641	14,158	15,970	2,229	58,453	30,128	4,206
Amortization of intangible assets resulting from business acquisitions	4,115	3,490	3,490	487	9,480	6,980	974
Tax effects on non-GAAP adjustments	(756)	(600)	(600)	(84)	(1,825)	(1,200)	(168)
Adjusted net (loss)/income	(44,595)	6,940	91,340	12,750	(180,283)	98,280	13,719